UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53700
CUSIP NUMBER:	698097 102

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	August 31, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

PANA-MINERALES S.A.
Full Name of Registrant

Former Name if Applicable

Primera Calle El Carmen, EDF. PH Villa Medici Apt. 28, Torre C
Address of Principal Executive Office (Street and Number)

Panama, Rep. of Panana
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the period ended August 31, 2011 will not be submitted by the deadline due to a situation whereby additional time is required to complete the assembly of the necessary documentation and for our independent auditors to review the Form 10-K, due to a shortage in available personnel.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Harry Ruskowsky	(507)	391-6820
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
During the fiscal year ended August 31, 2011 the Company expects to report net losses totaling approximately $152,000 as compared to net losses of $22,443 in the prior comparative fiscal year ended August 31, 2010.  The increase in losses is substantially the result of the impairment of a note receivable in the amount of $100,000 as at August 31, 2011, with no similar expense in the prior fiscal year, as well as increased operational expenses related to the Company’s operations in fiscal 2011.  Professional fees in 2011 increased to $6,993 with no comparative expenditure during the year ended August 31, 2010 and the Company expended approximately $31,000 on mineral licenses fees during the current year, with no similar expenditure during the fiscal year ended 2010.  General and administrative expenses decreased to approximately $9,000 from $22,443 reported in the prior fiscal year.  Interest expenses reported to the fiscal year ended August 31, 2011 total $5,041 with no comparable charges in the prior fiscal year. The Company expects to report cumulative net losses from inception (October 4, 2006) to the fiscal year ended August 31, 2011 of approximately $228,000.

PANA-MINERALES, S.A.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 29, 2011	By:	/s/ Harry Ruskowsky
		Name:	Harry Ruskowsky
		Title:	President, Chief Financial Officer, Secretary and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).